SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019406

INUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Incorporated

BMS INTERNATION ~~INCORPORATION~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

FLUR STRASSE 15
(No. and Street)

55776 BSRGLANGENBACH, Germany
(City) (State) (ZIP Code)

SEC MAIL PROCESSING
RECEIVED
APR 19 2004
WASH D.C. 187 SEC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY C. SMITH II, PRESIDENT — 011-49-678 91377
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harley H Hannsz
(Name - if individual, state last, first, middle name)

Dorfstr. 26 — 35625 Rechtenbach, Germany
(Address) (City) (State) (ZIP Code)

CHECK ONE:

[ ] Certified Public Accountant
[ ] Public Accountant
[X] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Shirley A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of APRIL 6th, 19 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Shirley A. Smith
Signature

Exec. Vice President
Title

Alice Mae Faulkner
Notary Public

my Commission Expires 6-12-06

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockh[illegible] or Partners' or Sole Propri[illegible]tor's Capital.
- ☐ (f) Statement of Changes [illegible]biliti[illegible] C[illegible]
- ☐ (g) Computa[illegible] f Net [illegible]
- ☐ (h) Co[illegible]putatio[illegible] r Determ[illegible]nation of Reserve Requirements P[illegible]ant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*